Exhibit 21.1










               Subsidiaries of Computer Management Sciences, Inc.






1.  Name:  MIS Software Development, Inc.
    State of Incorporation:  Florida
    Name Under Which Subsidiary Does Business:  MIS Software Development, Inc.

2.  Name:  Summit Computer Services, Inc.
    State of Incorporation:  North Carolina
    Name Under Which Subsidiary Does Business:  Summit Computer Services, Inc.